Kenneth J. Gordon 617.570.1327 kgordon@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 10, 2008

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Ronald E. Alper

Re:	Lionbridge Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Forms 10-Q for Periods Ending March 31 and June 30, 2008
Filed May 9 and August 11, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2008
Form 8-K filed February 26, 2008
File No. 000-26933

Ladies and Gentlemen:

This letter is submitted on behalf of Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Rory J. Cowan dated September 26, 2008 with respect to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2007, (ii) the Company’s Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, (iii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 7, 2008 and (iv) the Company’s Current Report on Form 8-K, filed February 26, 2008 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

1.	Your business section does not clearly describe the business segments through which you operate. Refer to Item 101(c) of Regulation S-K. Please provide the financial information about segments required by Item 101(b) of Regulation S-K and the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Response 1:

The Company advises the Staff that its three business segments are described on pages 4 through 7 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, under the headings “Global Language and Content Services (“GLC”),” “Global Development and Testing Services (“GDT”)” and “Interpretation Services.” The Company further advises the Staff that the financial information regarding business segments and geographic areas required by Items 101(b) and 101(d) of Regulation S-K is set forth in Note 12 of the Notes to Consolidated Financial Statements included in Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (please see pages 83-85). The Company has elected to incorporate information regarding business segments and geographic areas into the business section by reference to the Notes to Consolidated Financial Statements in lieu of presenting duplicative data, as permitted by Items 101(b) and 101(d)(ii)(2) (please see page 7 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

The Company advises the Staff that, in future filings, the Company will precede the discussion of its three business segments in Part 1, Item 1 with a statement that GLC, GDT and Interpretation Services comprise the Company’s business segments and a cross-reference to the information presented in the Company’s consolidated financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.

Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, you should elaborate on what drives the use of your global language and content and global development and testing solutions, the anticipated revenue mix on an operating segment basis and your expectations

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

regarding the distribution of revenue on a geographic basis. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response 2:

The Company advises the Staff that it continually evaluates potential emerging trends that could have a material effect on the Company’s business. As further described below, the Company believes that all known material trends have been presented in the Executive Summary, which is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 30 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and in the Company’s other periodic filings. The Company further advises the Staff that it is continuing to monitor potential emerging trends that do not have a material effect on the Company’s business at present, but may develop and require disclosure in the future. For example, the Company is continuing to evaluate an apparent increasing demand for a broader range of languages with respect to its GLC business as well as the impact of web-based solutions on the Company’s products. The Company advises the Staff that it has determined that, at this time, these potential emerging trends are not significant to the Company’s business and unless and until such potential emerging trends become known material trends, the Company is not able to determine what, if any, impact they may have on its business. The Company further advises the Staff that, as it continues to monitor emerging trends, it will revise its disclosure in its future filings to include any trends that subsequently develop into material trends that could have a material effect on the Company’s business.

Lionbridge, as a provider of globalization, testing and development outsourcing services to businesses in diverse end markets, is affected by the market trends and demands of those end market customers, specifically, their requirements for multi-lingual versions of their product and content. Lionbridge customers may at any given time purchase any number of different service offerings, involving multiple production sites in various geographies based on customer requirements. In the Executive Summary, which is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 30 of the Company’s Annual Report on Form 10-K for the fiscal year ended

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

December 31, 2007 (please see pages 30-32), Lionbridge notes its customers’ growing requirements for specialized global-scale, integrated code and content services. It also describes the Company’s continued investment in the development and the deployment of web-based language technology to manage customers’ complex translation requirements in an efficient and high quality manner, in particular through its initiative to accelerate the deployment of its key language technologies – Freeway™ and Logoport™ – to its customers and translators. The Company also discusses in its Executive Summary its strategy of focusing on specific vertical markets, facilitating the growth of emerging service offerings and enhancing its dedicated sales and delivery teams across all business segments, as well as its initiatives to improve operational efficiencies and productivity, which may result in revenue growth. The Company advises the Staff that it believes that these trends, as well as the other disclosure included in the Company’s Annual Form 10-K for the fiscal year ended December 31, 2007, comprise all of the material trends that may affect the Company’s future performance.

The Company also advises the Staff that, as discussed in more detail in the Company’s Risk Factors included in Item 1A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (please see the first and seventh risk factors on pages 10 and 12, respectively), the Company’s revenue mix is most heavily influenced by the global distribution strategies and language requirements of its customers’ various product and content releases. This dynamic customer demand in turn influences the distribution of Lionbridge’s revenue on a geographic basis among the Company’s production sites in twenty-six countries. As a result, the Company does not believe that it can assess or determine with reasonable certainty any consistent trends regarding the distribution of revenue among operating segments or geographic areas. The Company believes that to do otherwise would be misleading to investors. As a result, the Company believes that the overall projections used by the Company in its earnings guidance and periodic filings are more appropriate for the Company’s business.

Merger, Restructuring, and Other Charges, page 28

3.	We note your disclosures concerning your restructuring activities. Please provide additional disclosures that discuss the events that caused you to implement the restructuring plan as well as the expected impact of the restructuring activities on future results of operations. See SAB Topic 5:P.4.

Response 3:

The Company advises the Staff that it recorded charges pursuant to the guidance of FASB Statement of Financial Accounting Standards No. 146, Accounting for Costs associated with Exit or Disposal Activities, of $2.8 million, $2.4 million, and $2.6 million, for the years

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

ended December 31, 2007, 2006 and 2005, respectively. These charges represented 0.6%, 0.6% and 1.1%, respectively, of operating expenses in those same years and were also described in the Company’s Consolidated Financial Statements included as Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The restructuring charges were primarily associated with the closure of duplicative facilities and associated work force reductions following the Company’s acquisition of Bowne Global Solutions (“BGS”) in September 2005. To a lesser degree, restructuring charges during this period included charges associated with the closure of less profitable facilities and related work force reductions in certain jurisdictions unrelated to the BGS acquisition. Given that the costs associated with these restructuring activities were not significant in comparison to the Company’s total operating expenses in the applicable periods, the Company believes that the disclosure provided in its financial statements adequately represents the extent and impact of these expenses. The Company advises the Staff, however, that it will provide more detailed disclosure of the events leading to any future restructuring activities, if and when they are taken, as well as their impact on future results of operations, in future filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 45

Foreign Currency Exchange Rate Risk, page 46

4.	Please revise your disclosure to clarify the assets or liabilities being hedged, the derivative instrument used for the type of hedge distinguishing between hedges that qualify for hedge accounting and those that are not designated as hedges under Statement 133. Further, please clarify for us your foreign currency risks.

Response 4:

The Company advises the Staff that the assets and liabilities hedged by Lionbridge consist primarily of cash, accounts receivable and accounts payable. As disclosed on page 46 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the derivative instruments utilized by Lionbridge to hedge these assets and liabilities are forward contracts. These forward contracts generally have one-month terms and do not qualify for hedge accounting under SFAS 133.

The Company further advises the Staff that it has disclosed in Item 7A, Quantitative and Qualitative Disclosures About Market Risk, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 that the Company conducts its business globally and its earnings and cash flows are exposed to market risk from changes in interest rates and currency exchange rates. As further described on page 46 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the primary component of Lionbridge’s foreign currency risk is a result of the large portion of Lionbridge’s operating

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

expenses (cost of revenue, sales and marketing expense, and general and administrative expenses) that are denominated in non-U.S. currencies while revenues from customer contracts are denominated primarily in U.S. dollars.

The Company advises the Staff that it will continue to update its hedging and foreign exchange risks in future filings, as the circumstances warrant. Although the Company believes that its current disclosure adequately describes these matters as they currently stand, the Company further advises the Staff that in its future filings, it will revise its disclosure regarding its forward contracts to read as follows:

“The Company has implemented a risk management program that partially mitigates its exposure to assets or liabilities (primarily cash, accounts receivable, accounts payable) denominated in currencies other than the functional currency of the respective entity which includes the use of derivative financial instruments, primarily forward contracts. These forward contracts generally have one-month terms and do not qualify for hedge accounting under SFAS No. 133.”

Item 9A. Controls and Procedures, page 46

5.	We note your disclosure that your disclosure controls and procedures “can provide only reasonable assurance of achieving the desired control objectives....” Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Response 5:

The Company advises the Staff that its officers have concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level for the fiscal year ended December 31, 2007. The Company further advises the Staff that it will revise its disclosure in future filings in response to the Staff’s comment (to the extent true with respect to the filings covered by such disclosure).

Notes to the Consolidated Financial Statements, page 59

Note 2. Significant Accounting Policies, page 59

Work in Process, page 61

6.

We note your disclosure that you record work in process using the percentage of completion method however your revenue recognition policy does not indicate any projects accounted for under this method. Please clarify for us and revise your disclosure to address what projects you account for using the percentage of completion method. If any of the deferred

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

costs relate to projects accounted for under a method other than the percentage of completion, please expand your disclosure accordingly indicating how those costs are recognized.

Response 6:

The Company advises the Staff that as disclosed in Note 2, Significant Accounting Policies to its Consolidated Financial Statements included in Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the Company uses a proportional performance assessment of service delivery under Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), as amended by SAB No. 104, “Revenue Recognition” (“SAB 104”) to recognize revenue in its Global Language and Content business. As further disclosed in Note 2, labor input is used for the measurement of proportional performance in delivering such services. The Company’s use of the term “ ... a percentage-of-completion method ...” when describing work in process in that same footnote is a reference to the measurement of proportional performance using labor effort and the Company believes this disclosure does not imply that the Company is utilizing anything other than SAB 101, as amended by SAB 104, as the basis for its accounting.

Based on the Company’s communications with its investors, the Company believes that its investors understand how the Company accounts for work in process; however, the Company advises the Staff that in future filings it will revise the disclosure in its Notes to Consolidated Financial Statements in response to the Staff’s comments to clarify the Company’s approach. Specifically, the Company will revise its disclosure regarding its accounting policies relating to work in process in future filings, to read as follows:

“Work in process represents the value of work performed but not yet billed. Work in process is calculated for each individual project based on the proportional delivery of services at the balance sheet date.”

Note 12. Operating Segments and Geographical Information, page 83

7.	Please provide the disclosures required by paragraph 31 of SFAS 131. In particular, provide a more robust discussion of the nature of the unallocated costs as well as your policies concerning such costs. See also, paragraph 32 of SFAS 131.

Response 7:

The Company advises the Staff that, as disclosed in Note 12 of the Notes to Consolidated Financial Statements included in Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the Company assesses performance of its business operations using a method of internal reporting that presents information based on the service

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

performed within individual geographical locations. The Company further advises the Staff that it has combined this information for its business operations in a manner consistent with the aggregation criteria of SFAS No. 131 to determine its reportable segments. The Company’s internal reporting does not include the allocation of certain expense to the operating segments but instead includes those other expenses in unallocated other expense.

Unallocated expense consists of depreciation and amortization, interest expense and income tax, as disclosed in Note 12 of the Notes to Consolidated Financial Statements included in Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Other unallocated items primarily include corporate expenses, such as merger and restructuring, foreign exchange gains and losses and governance expenses, as well as finance, information technology, human resources, legal, sales administration, treasury and marketing expenses. The Company determines whether a cost is charged to a particular business segment or is retained as an unallocated cost based on whether it relates to a corporate function or to a direct expense associated with the particular business segment. For example, corporate finance, corporate information technology and corporate human resource expenses are unallocated, whereas operating segment finance, information technology and human resources expenses are charged to the applicable operating segment.

The Company advises the Staff that, in future filings, it will revise its disclosure regarding the nature of the unallocated costs to reflect a more robust discussion of such costs and the Company’s policies concerning such costs.

8.	Please reconcile your measure of segment profit to income (loss) before taxes. We note that you do not allocate income taxes. See paragraph 32(b) of SFAS 131.

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Response 8:

The Company advises the Staff that it believes changing its operating segment footnote disclosure to include a reconciliation of segment profit to income (loss) before taxes would not substantially change the segment reporting in the current disclosure. However, to meet the disclosure requirements of paragraph 32(b) of SFAS 131, the Company advises the Staff that it will include the required reconciliation in future filings as follows:

	GLC	GDT	Interpretation	Corporate and Other	Total
2007
External revenue	$354,073,000	$73,839,000	$24,082,000	$—	$451,994,000
Cost of revenue (exclusive of depreciation and amortization)	236,671,000	46,840,000	18,548,000	—	302,059,000
Depreciation and amortization	3,462,000	744,000	264,000	9,169,000	13,639,000
Other operating expenses	72,678,000	13,598,000	2,219,000	—	88,495,000

Segment contribution	41,262,000	12,657,000	3,051,000	(9,169,000)	47,801,000
Interest expense and other unallocated items	—	—	—	(47,022,000)	(47,022,000)

Income (loss) before income taxes	41,262,000	12,657,000	3,051,000	(56,191,000)	779,000
Provision for income taxes	—	—	—	(4,991,000)	(4,991,000)

Net income (loss)	41,262,000	12,657,000	3,051,000	(61,182,000)	(4,212,000)

2006
External revenue	$335,205,000	$60,697,000	$22,982,000	$—	$418,884,000
Cost of revenue (exclusive of depreciation and amortization)	221,467,000	38,212,000	18,135,000	—	277,814,000
Depreciation and amortization	3,927,000	815,000	307,000	9,183,000	14,232,000
Other operating expenses	67,952,000	11,420,000	2,027,000	—	81,399,000

Segment contribution	41,859,000	10,250,000	2,513,000	(9,183,000)	45,439,000
Interest expense and other unallocated items	—	—	—	(44,464,000)	(44,464,000)

Income (loss) before income taxes	41,859,000	10,250,000	2,513,000	(53,647,000)	975,000
Provision for income taxes	—	—	—	(5,877,000)	(5,877,000)

Net income (loss)	41,859,000	10,250,000	2,513,000	(59,524,000)	(4,902,000)

2005
External revenue	$172,550,000	$56,624,000	$7,088,000	$—	$236,262,000
Cost of revenue (exclusive of depreciation and amortization)	113,701,000	34,727,000	5,501,000	—	153,929,000
Depreciation and amortization	2,177,000	1,073,000	67,000	2,999,000	6,316,000
Other operating expenses	35,199,000	12,752,000	1,174,000	—	49,125,000

Segment contribution	21,473,000	8,072,000	346,000	(2,999,000)	26,892,000
Interest expense and other unallocated items	—	—	—	(28,550,000)	(28,550,000)

Income (loss) before income taxes	21,473,000	8,072,000	346,000	(31,549,000)	(1,658,000)
Provision for income taxes	—	—	—	(2,255,000)	(2,255,000)

Net income (loss)	21,473,000	8,072,000	346,000	(33,804,000)	(3,913,000)

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Exhibits 31.1 and 31.2

9.	The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the parentheticals in paragraphs 4.(d) and 5. Similarly, you did not include the parentheticals in the certifications filed with the Form 10-Qs for the quarters ended March 31, 2008 and June 30, 2008. Please amend the Form 10-K and the March 31, 2008 Form 10-Q, as discussed below, and revise the certifications for future filings.

The Company advises the Staff that it will revise Exhibits 31.1 and 31.2 in response to the Staff’s comment and file an amendment to the reports referenced above containing such corrected certifications. The Company respectfully requests that it not be required to refile its entire Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

Exhibit 32.1

10.	We note that the certification refers to your annual report on Form 10-K for the period ending December 31, 2006. Please revise your certification to refer to your annual report on Form 10-K for the period ending December 31, 2007 and refile your entire 10-K, including all certifications. In addition, we note that the quarterly report for the period ending March 31, 2008 refers to September 30, 2007. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ending March 31, 2008 and refile your entire 10-Q, including all certifications.

Response 10:

The Company advises the Staff that it will revise Exhibits 31.1 and 31.2 in response to the Staff’s comment and file an amendment to the reports referenced above containing such corrected certifications. The Company respectfully requests that it not be required to refile its entire Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008

Form 8-K filed on February 26, 2008

11.	We note your reconciliation of GAAP net income to non-GAAP Cash EPS in exhibit 99.1 to the Form 8-K. You have added back merger, restructuring, and other charges to arrive at cash earnings. However, note 10 to your financial statements included in your annual report filed on Form 10-K indicates that these charges are associated with a substantial amount of cash payments for each period in which they are incurred. As such, we do not agree with your characterization that these are non-cash charges for the purposes of your presentation. Please do not include merger, restructuring, and other charges in a measure titled cash earnings and adjusted cash EPS. See Reg. G Rule 100(b). 17 C.F.R. ¶ 244.100(b).

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Response 11:

The Company advises the Staff that it will revise its disclosure in future filings and its earnings releases to remove the reference to cash from the caption if and to the extent the Company is reconciling GAAP net income in this manner.

Definitive Proxy Statement on Schedule 14A

Management, page 8

Directors and Executive Officers, page 8

12.	Please provide five years of business experience for each of the directors. For example, it is not clear which positions Mr. Blechschmidt held during the past five years. See Item 401(e) of Regulation S-K.

Response 12:

The Company advises the Staff that, with the exception of Messrs. Cowan and Sheer, each Lionbridge director has retired from full-time employment. Mr. de Chazal retired from his position as a Managing Director of Morgan Stanley in 2007; Mr. Goodman retired from his position as an Executive Vice President of Boston Scientific in March 2008; and Mr. Kavanagh retired from Stream International in 1998. With the exception of the five months he served as acting Chief Executive Officer of Novelis, Inc. in 2007, Mr. Blechschmidt has been retired from full-time employment since July 2002. The Company further advises the Staff that it will revise its disclosure in response to the Staff’s comment to clarify the employment and retirement status of its directors in future filings.

Compensation, Discussion and Analysis, page 13

Elements of Lionbridge Executive Compensation Programs, page 15

Base Salary, page 15

13.	You indicate that you take into account competitive market compensation for your industry in determining base salaries. Please clarify the external competitive data used in making your compensation decisions. Clarify whether you benchmark compensation. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identity the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Response 13:

The Company advises the Staff that its Nominating and Compensation Committee does not benchmark compensation; accordingly, it has not identified any companies that comprise a benchmark group. In 2006, shortly after the Company acquired BGS, the Nominating Compensation Committee engaged WT Haigh & Co., Inc. (“WTH”), an independent compensation consultant, to assist the Committee with its analysis and review of executive compensation matters to realign executive compensation practices with the expanded responsibilities assumed by the Executives following the BGS acquisition, as well as the strategic goals of the Company following this significant acquisition.

During 2006, WTH advised the Nominating and Compensation Committee with respect to its review and adjustment of base salaries, short-and long-term incentive compensation vehicles and amounts for Executive Officers, the establishment of grant guidelines with respect to equity compensation arrangements, the determination of the size and nature of long-term equity incentive awards and change of control arrangements, and the review of the Chief Executive Officer’s compensation package and employment agreement. In connection with this review, the Nominating and Compensation Committee reviewed the analysis of executive compensation practices prepared by WTH. Because Lionbridge is the largest globalization company in the world, there is a dearth of comparable compensation information relative to that specific industry. As a result, instead of traditional benchmarking analysis, the Nominating and Compensation Committee reviewed an analysis prepared by WTH, which aggregated the compensation practices of approximately 20 like-sized information technology services companies, as well as other companies in the region and at similar states of maturity and development.

In addition to reviewing the WTH report, in setting compensation for the Company’s Executive Officers, the Nominating and Compensation Committee independently analyzed the information presented by WTH relative to the strategic and business objectives of the Company and also considered other factors. These other factors consisted of the Nominating and Compensation Committee’s own understanding of current market practices, increases in certain Executive Officer’s scope and breadth of responsibility as a result of the BGS acquisition and the Nominating and Compensation Committee’s assessment of an effective incentive and retention vehicle for each Executive Officer relative to the Company’s short and long-term objectives. Based on the Nominating and Compensation Committee’s review of the WTH analysis, its own independent analysis of the WTH data and these other factors, the Nomination and Compensation Committee determined that it was appropriate to modestly increase the base salaries and modify short and long-term compensation of its

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Executive Officers to align their interests with the Company’s objectives. For more detailed disclosure regarding the base salary and short and long-term compensation paid to the Company’s Executive Officers, please see pages 15 to 18 of the Company’s 2008 Proxy Statement on Schedule 14A and the Summary Compensation Table and Grants of Plan Based Awards Table on pages 23 and 25, respectively.

Finally, in 2007, the Company recruited a new Chief Financial Officer and engaged Christian & Timbers Partners, an executive search firm, to assist in the process. Based on information provided by the search firm and in connection with the recruitment process, Lionbridge obtained additional information on competitive market practices for the industry and geography and used this information in setting base salary and short-term incentive compensation for the Company’s new Chief Financial Officer. In 2007, the base salary of each of Mr. Maripuri and Mr. Broekmate was increased to reflect additional responsibilities assumed by each such officer. Please see the disclosure on page 15 of the Company’s 2008 Proxy Statement on Schedule 14A and the Summary Compensation Table on page 23 for more detailed disclosure regarding the base salary compensation paid to the Company’s Executive Officers.

The Company advises the Staff that it will revise its disclosure in response to the Staff’s comment in future filings.

Short-term Incentive Compensation, page 15

14.	You have not provided a quantitative and qualitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their short-term incentive compensation. For example, you have not disclosed your internal revenue targets, profitability metrics or each officer’s personal operational or functional objectives for the year ending December 31, 2007. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Response 14:

The Company advises the Staff that short-term incentive compensation targets for 2007 for its Executive Officers was comprised of three equally-weighted components: (1) achievement of internal revenue targets for the 2007 fiscal year, (2) achievement of internal profitability metrics for the 2007 fiscal year and (3) achievement of identified personal objectives. The Nominating and Compensation Committee has the discretion to interpret the MIP as necessary to ensure the objectives of the Plan are met.

Under the 2007 MIP, the Company’s internal revenue target was $454 million and the internal profitability target, which is based on the Company’s earnings before interest, taxes, depreciation, amortization, and restructuring costs, was $49 million. In order for the Executive Officer to receive the portion of his incentive compensation that is tied to each financial target, the internal revenue target must be at least 95% achieved and the internal profitability target must be at least 80% achieved. The Nominating and Compensation Committee determined that the internal revenue target was attained at 99% and the internal profitability target was not attained and, therefore, only the portion of short-term incentive compensation tied to the revenue component under the 2007 MIP would be funded and that neither the profitability nor the personal objective components of short-term incentive compensation would be funded. The Nominating and Compensation Committee further determined that the funding level for the revenue component would be reduced to 87% of target to adjust for the effect of foreign currency on revenue during 2007. Accordingly, each Executive Officer participating in the 2007 MIP received an amount equal to one-third of their target bonus, representing the revenue component, multiplied by 87%. More detail regarding the short-term incentive compensation paid to the Company’s Executive Officers is included in the Summary Compensation Table and the Grants of Plan Based Awards Tables on pages 23 and 24, respectively, of the Company’s 2008 Proxy Statement on Schedule 14A.

The Company advises the Staff that it will revise its disclosure in response to the Staff’s comment in future filings.

15.	We note that the qualitative assessment of individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

Response 15:

In addition to the financial targets discussed in the Company’s response to Comment #14 above, the Company advises the Staff that one-third of each Executive Officer’s short-term incentive compensation is subject to the achievement of individual personal objectives established by the Compensation Committee. The Company notes that the Committee did not make any MIP awards to Executive Officers in 2007 for achievement of the personal objective component of the MIP.

In the first quarter of 2007, the Compensation Committee established these individual personal objectives, considering the overall objectives of the Company’s compensation programs. These objectives, which are described in detail beginning on page 14 of the Company’s 2008 Definitive Proxy Statement, are as follows:

•

Accelerating technology development and deployment and enhancing customer acceptance of this technology, with emphasis on deployment of the Logoport™ translation memory technology and the Freeway™ services portal;

•

Accelerating revenue growth among all lines of business through customer satisfaction, maximizing growth opportunities in targeted areas, and deploying the Company’s technology and process innovations;

•	Focusing on improved profitability and shareholder value through technology deployment and leverage of its global infrastructure;

•

Strengthening the Company’s balance sheet through effective management of the impact of fluctuation in foreign currency exchange rates and aggressive management of procurement costs, operational expenses and collections; and

•

Improving the quality and value of services provided to customers, and increasing customer satisfaction, through technology and development of efficient, cost-effective and high-quality outsourced service delivery models.

The Nominating and Compensation Committee does not assign fixed percentages to the elements above, however, it does weight each element appropriately based on the operations or function for which each Executive Officer is responsible. For example, in the case of the Company’s General Manager and Senior Vice President and its Chief Sales Officer, General Manager and Senior Vice President, the Committee would place relatively more emphasis on the first, second and fifth objectives (enhancing customer acceptance of technology development, accelerating revenue growth and improving the quality and value of services provided) and relatively less emphasis on strengthening the Company’s balance sheet and

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

technology deployment. In contrast, in the case of the Company’s Chief Operating Officer, relatively more emphasis is placed on improved profitability and shareholder value through technology deployment. For the Chief Executive Officer, the Committee assesses all of the objectives above because the Chief Executive Officer is expected to oversee all aspects of the Company’s growth and operations.

Mr. Muir, the Chief Financial Officer, did not join Lionbridge until September 2007 and therefore did not participate in the 2007 MIP. Mr. Muir’s short-term incentive compensation award was set forth in the terms of his offer letter, which were agreed to by the Company based on the competitive compensation information it evaluated in connection with recruiting Mr. Muir. We refer the Staff to the Company’s response to Comment #13 above for more information regarding the Compensation Committee’s process for determining Mr. Muir’s compensation.

The Company advises the Staff that it will revise its disclosure in response to the Staff’s comment in future filings.

Certain Relationships and Related Transactions, page 34

16.	Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

Response 16:

The Company advises the Staff that Lionbridge’s Audit Committee is charged with reviewing, approving and ratifying any transaction that is required to be reported under Item 404(a) of Regulation S-K. These review processes are detailed in the Charter of the Audit Committee, a copy of which is attached as Exhibit A hereto. The Charter of the Audit Committee is also available on Lionbridge’s website at http://www.lionbridge.com/company/corporate-governance/default.liox.

The Company further advises the Staff that no transactions requiring disclosure under Item 404(a) were brought to the Audit Committee for consideration in 2007 and that it will revise its disclosure in response to the Staff’s comment in future filings.

******

Division of Corporation Finance

Securities and Exchange Commission

October 10, 2008

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1327.

Sincerely,

/s/ Kenneth J. Gordon

Kenneth J. Gordon

cc:	Rory J. Cowan, President, Chairman & CEO, Lionbridge Technologies, Inc.

Margaret A. Shukur, General Counsel, Lionbridge Technologies, Inc.

Exhibit A

LIONBRIDGE TECHNOLOGIES, INC.

Audit Committee Charter

As amended and restated on October 24, 2002

A.	PURPOSE AND SCOPE

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its responsibilities by appointing, compensating and overseeing the services provided by the Corporation’s independent accounting firm. The Committee shall also be responsible for reviewing: (i) the financial reports provided by the Corporation to the Securities and Exchange Commission (“SEC”), the Corporation’s shareholders or to the general public, and (ii) the Corporation’s internal financial and accounting controls.

B.	COMPOSITION

The Committee shall be comprised of a minimum of three directors as appointed by the Board of Directors, who shall meet the independence and audit committee composition requirements under any rules or regulations of The NASDAQ National Market, as in effect from time to time, and shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. In addition, no member may, other than in his or her capacity as a member of the Committee, the Board of Directors or any other Board committee, (i) accept any consulting, advisory or other compensatory fee from the issuer; or (ii) be an affiliated person of the Corporation or any of its subsidiaries.

All members of the Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement when appointed to the Committee. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

If the Board determines that membership on the Committee by an individual who does not meet the independence requirements is in the best interests of the Corporation and its shareholders, it may apply to the Securities and Exchange Commission and the Nasdaq for an exemption from these requirements. If such an exemption is granted, the Board shall disclose in the next proxy statement after such grant the nature of the relationship and the reasons for the exemption.

The members of the Committee shall be elected by the Board of Directors at the meeting of the Board of Directors following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Document Review

1.	Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

2.	Review with representatives of management and representatives of the independent accounting firm the Corporation’s audited annual financial statements prior to their filing as part of the Annual Report on Form 10-K. After such review and discussion, the Committee shall recommend to the Board of Directors whether such audited financial statements should be published in the Corporation’s annual report on Form 10-K. The Committee shall also review the Corporation’s quarterly financial statements prior to their inclusion in the Corporation’s quarterly SEC filings on Form 10-Q

3.	Take steps designed to ensure that the independent accounting firm reviews the Corporation’s interim financial statements prior to their inclusion in the Corporation’s quarterly reports on Form 10-Q.

Independent Accounting Firm

4.	Select and engage an independent accounting firm, and approve the fees and other compensation to be paid to the independent accounting firm. The Committee shall have the sole authority and responsibility to select, evaluate and, when warranted, replace such independent accounting firm or to recommend such replacement for shareholder approval in any proxy statement. The Committee shall require the independent accounting firm to report directly to the Committee.

5.	On an annual basis, receive from the independent accounting firm a formal written statement identifying all relationships between the independent accounting firm and the Corporation consistent with Independence Standards Board (“ISB”) Standard 1. The Committee shall actively engage in a dialogue with the independent accounting firm as to any disclosed relationships or services that may impact its independence. The Committee shall take appropriate action to oversee the independence of the independent accounting firm.

6.	On an annual basis, discuss with representatives of the independent accounting firm the matters required to be discussed by Statement on Auditing Standards (“SAS”) 61, as it may be modified or supplemented.

7.	Establish procedures to ensure pre-approval by the Committee of all audit services as well as all permitted services to be provided by the independent accounting firm that are not in connection with an audit or review of the Corporation’s financial statements. The Committee need not pre-approve the non-audit services if the aggregate amount of the non-audit services constitutes not more than 5% of the total revenues the Corporation paid to the independent accounting firm during the fiscal year in which the services were provided. The Committee may delegate to one member the authority to pre-approve non-audit services. In that event, all pre-approved non-audit services must be disclosed to the full Committee at the next regularly scheduled meeting of the Committee.

8.	Meet with the independent accounting firm prior to the audit to review the planning and staffing of the audit.

9.	Evaluate the performance of the independent accounting firm and arrange for the replacement of the independent accounting firm when circumstances warrant.

Related Party Transactions

10.	Review policies and procedures with respect to transactions between the Corporation and its officers, directors, affiliates of officers and directors or other related parties.

Compliance

11.	To the extent deemed necessary by the Committee, engage outside counsel and/or independent accounting consultants to review any matter under its responsibility. The Committee shall have full authority and funding for such engagements.

12.	Notify all employees of the procedures by which any employee may make submissions, in a confidential and anonymous manner, regarding questionable accounting, internal auditing controls or other auditing matters. The Chair of the Committee shall be responsible for retaining and reviewing all such complaints. Where appropriate, the Chair shall convene a full meeting of the Committee to investigate and act on a complaint.

13.	Meet separately in executive session with the independent accounting firm or representatives of management to discuss matters that the Committee believes should be discussed privately with the independent accounting firm or management, respectively.

Financial Reporting Processes

14.	In consultation with the independent accounting firm and management, review annually the adequacy of the Corporation’s internal financial and accounting controls as well as the Corporation’s critical accounting policies.

15.	Review with representatives of management any significant changes to generally accepted accounting principles (“GAAP”).

Meetings

16.	Hold meetings, as appropriate, to discuss the matters under this Charter. The Committee may invite legal counsel to attend the meeting.

Reporting

17.	Prepare, in accordance with the rules of the SEC as modified or supplemented from time to time, a written report of the audit committee to be included in the Corporation’s annual proxy statement for each annual meeting of stockholders occurring after December 14, 2000.

***

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.